Delisting Determination, The Nasdaq Stock Market, LLC, November 20, 2023, Acer Therapeutics Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Acer Therapeutics Inc., effective at the opening of the trading session on November 30, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2).
The Company was notified of the Staff determination on October 31, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on November 9, 2023. The Staff determination to delist the Company securities became final on November 9, 2023.